July 26, 2005

By Facsimile and U.S. Mail

Terri Reyering Abare, Esq.
Jason L. Hodges, Esq.
Vorys, Sater, Seymour and Pease LLP
Suite 2000, Atrium Two
221 East Fourth Street
Cincinnati, Ohio 45202

	Re:	FFD Financial Corporation
		Schedule 13E-3, Amendment No. 1
		Preliminary Proxy Statement on Schedule 14A
		Filed July 14, 2005

Dear Ms. Abare and Mr. Hodges:

	We have the following comments on the above-referenced filing:

Preliminary Proxy Statement on Schedule 14A

Fairness of the Stock Splits, page

1. We reissue comment 7. Revise the fairness determination and the factors considered to provide two separate fairness determinations-one with respect to unaffiliated security holders who are being cashed out and one with respect to unaffiliated security holders who will remain security holders of the company. In this regard, please address how each factor supports each fairness determination.

2. Revise to clarify what consideration the board gave to the fact that the financial advisor provided its opinion with respect to both unaffiliated and affiliated security holders.

Background of the Stock Splits, page 24

3. We note your response to comment 11. Please provide an additional detailed analysis regarding why the stock purchases made pursuant to the repurchase program and in privately negotiated transactions were not the first steps in this going private transaction. See Rule 13e-3(a)(3) and Q&A No. 4 of Exchange Act Release No. 17719 (April 13, 1981). For additional information, also see In re
William A. Wilkerson, Exchange Act Release No. 48703 (October 27, 2003).

Opinion of Keller & Company, page 33

4. Please refer to comment 15. Revise to summarize the two memoranda included as exhibits to the Schedule 13E-3 in the document to be disseminated to security holders.

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If you do not agree with a comment, please tell us why in your response. Please note that Rule 14a-6(h) requires you to filed revised preliminary proxy materials that are marked to show changes. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions